

Mail Stop 7010

October 7, 2008

Via U.S. Mail and Fax (952)476-9801
Mr. Ryan R. Gilbertson
Chief Financial Officer
Northern Oil and Gas, Inc.
315 Manitoba Avenue – Suite 200
Wayzata, MN 55391

      **Re:**    **Northern Oil and Gas, Inc.**
              **Form 10-K for the Fiscal Year Ended December 31, 2007**
              **Filed March 31, 2008**

              **Form 10-Q for the Quarterly Period Ended June 30, 2008**
              **Filed August 8, 2008**
              **File No. 1-33999**

Dear Mr. Gilbertson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                          Sincerely,

                         /s/ Brad Skinner for CW

                         Chris White
                         Branch Chief